Form 10-K, Exhibit 13
period 1997-03-31
POLYMEDICA INDUSTRIES INC
filed 1997-06-27
CIK 878748

EXHIBIT 13
ANNUAL REPORT COPY

COVER:

PolyMedica
1997 Annual Report

INSIDE FRONT COVER:

POLYMEDICA--AMEX: PM

PolyMedica is a leading provider of targeted medical products and services with primary focus in the diabetes supply and consumer healthcare markets. PolyMedica participates in the following markets:

         Diabetes Supplies--Liberty Medical Supply, added in August 1996 to the PolyMedica family, is one of the largest patient-focused, direct-mail distributors of diabetes supplies covered by Medicare. Liberty distributes more than 200 name-brand diabetes products to over 30,000 customers. Consumer Healthcare--PolyMedica Healthcare holds leading positions in the urinary health and OTC medical device markets. The Company distributes a broad range of products to food, drug and mass retailers nationwide. Professional Products--PolyMedica manufactures, distributes and markets prescription urological and suppository products.

In fiscal 1997, fueled by the acquisition of Liberty Medical Supply and growth in Consumer Healthcare, the Company achieved record levels of sales and earnings.

Contents:

Financial Highlights
Letter to Shareholders
PolyMedica At A Glance
Review of Operations
Management's Discussion
Financial Statements
Directors and Executive Officers
Corporate and Shareholder
  Information

FINANCIAL HIGHLIGHTS

Financial Highlights

(In thousands, except per share data)

Year ended March 31                                    1997              1996

Revenue                                              $30,453           $24,763
Net Income                                           $ 2,322           $   274*
Income per common share                              $  0.27           $  0.04
Weighted average number of shares outstanding          8,618             7,492

*Includes one-time charge for discontinued operations

As of March 31                                         1997              1996

Total assets                                         $75,233           $75,573
Shareholders' equity                                 $43,372           $43,280



3 graphs - 5 year history



  Year Ended March 31          1997       1996       1995       1994      1993
Revenue                      $30,453    $24,763    $26,609    $22,194   $10,599
Net income                   $ 2,322    $   274    $ 1,789    $  (415)  $(3,939)
Income per common share      $  0.27    $  0.04    $  0.26    $ (0.06)  $ (0.56)

SHAREHOLDERS LETTER
Photo: Steven and Arthur together
Caption: PolyMedica Chairman and Chief Executive Officer Steven J. Lee, left, and President Arthur A. Siciliano, Ph.D.

Dear Shareholder,

Fiscal 1997 was a year of remarkable growth and transition for PolyMedica. The Company successfully evolved from a technology-driven organization to a market-driven healthcare company. We emerged as a leading provider of targeted medical products and services with a primary focus in the diabetes supply and consumer healthcare markets. As a result of new strategic initiatives,
PolyMedica is now a stronger, more focused company, and poised for future growth.

Many significant accomplishments were achieved in fiscal 1997 which we believe have set the stage for rapid sales and earnings growth.

         o We acquired Liberty Medical Supply which provides the Company with a strong market position in the distribution of diabetes testing supplies.

         o        We  achieved  record  revenues  in  our  Consumer   Healthcare
                  business driven by our AZO-Standard and digital thermometer product lines.

         o We successfully built or maintained our leading market positions in the Company's core strategic growth markets. PolyMedica has a leading position in the mail-order diabetes supply market, the number one urinary analgesic brand (AZO-Standard), and is the leading distributor of private label digital thermometry products in the U.S.

         o We completed the qualification of our Woburn manufacturing site for pharmaceutical production which will give us greater control over our product supply and product costs for this key area of our business.

         o We strengthened our marketing capabilities through the addition of an experienced vice president of marketing, who brings in-house expertise in brand management, market research and consumer affairs.

PolyMedica has a clear, strategic focus as it targets the following markets:

         Diabetes Supplies - Liberty Medical Supply is one of the largest direct mail distributors of diabetes supplies covered by Medicare. Liberty distributes more than 200 name brand diabetes products to over 30,000 customers.

         Consumer Healthcare - PolyMedica holds leading positions in OTC urinary health, thermometry and medication compliance. The Company distributes a broad range of products to over 36,000 retail outlets.

         Professional  Products  -  PolyMedica  manufactures,   distributes  and
markets prescription urological and suppository products. The Company has one of the broadest urology product lines available.

In the upcoming year, we will concentrate on achieving two core objectives.

         o Expand our leadership position in providing diabetes supplies to senior citizens through Liberty Medical Supply.

         o        Significantly grow our consumer healthcare business.

We have put in place a number of new initiatives to support these growth goals. Because advertising is the key driver for new customers, advertising support levels have been increased both at Liberty and behind our AZO product line. We are upgrading our systems and expanding our operations to ensure state-of-the-art customer service in our telemarketing operation. Finally, we have increased our efforts to develop new and profitable products and services which will build on our existing businesses. The Company has several new products in development to expand the Consumer Healthcare business and is actively pursuing managed care opportunities in the diabetes supply market through Liberty Medical.

As important as our growth initiatives, the Company decided to exit from certain areas of operations as part of our evolution in fiscal 1997.

In late 1995, management and the board of directors determined that the Company could not fund both a long-range vascular graft research project and sustain desired levels of growth in revenues and earnings. Consequently in June, 1996, PolyMedica distributed all of its stock in CardioTech International, Inc. to PolyMedica shareholders in a tax free spin-off.

In addition, the Company has determined that a combination of changes in regulatory reimbursement procedures and market factors in the U.S. have reduced the opportunity and potential for our institutional wound dressing products. Therefore, in June 1997, PolyMedica entered into a definitive Asset Purchase
Agreement, conditioned on certain events, for the sale of its wound care operation. This sale, together with the CardioTech distribution, allows us to focus our efforts and apply increased resources in those areas which can provide a greater return to our shareholders.

In fiscal 1997, we demonstrated that the development of PolyMedica into a leading provider of targeted medical products and services can generate significant growth. PolyMedica finished fiscal 1997 with revenues of $30.5 million, an increase of 23% over the prior year, and record net income of $2.3 million. In fiscal year 1998 we expect to do even better.

We thank the members of our board of directors for their wise counsel and our management team and staff for their hard work and positive influence. Together they have contributed to the present success and future potential of PolyMedica. Above all, we thank our shareholders for their ongoing confidence; they have supported our initiatives to create a premier company with a strong business in the present and a very exciting future.

Sincerely,


/s/ Steven J. Lee                                    /s/ Arthur A. Siciliano
Steven J. Lee                                        Arthur A. Siciliano, Ph.D.
Chairman and Chief Executive Officer                 President


Side Bar: As a result of new strategic initiatives, PolyMedica is now a stronger, more focused company, and poised for future growth.

POLYMEDICA AT A GLANCE

Recent Highlights
-Acquisition of Liberty Medical Supply -- The Company's entry into the diabetes supply business and its commitment to an aggressive advertising program provide significant growth opportunities through increased market penetration.

-New Marketing Expertise -- The addition of an experienced vice president of marketing introduces in-house expertise for brand management, market research and consumer affairs.

-In-house Production Startup -- The recent validation and commencement of in-house pharmaceutical production will ensure consistency of supply and control of manufacturing costs.

-Strong Working Capital Position -- The Company's working capital position enables management to generate growth and expansion through investments in promotion and advertising, and to seek additional acquisitions which are accretive to earnings.

Products and Services
PRODUCTS/SERVICES        PRODUCTS                  STRENGTHS
I.  Diabetes Supplies     More than 200 products    Liberty   Medical   provides
                          supplied by Lifescan,     diabetes  supplies  to  more
                          Boehringer Mannheim,      than  30,000  customers  and
                          Bayer and others.         addresses a potential market
                                                    of  more  than  1.3  million
                                                    Medicare - eligible  seniors
                                                    with diabetes.

II. Consumer Healthcare
     OTC Medical Devices  Digital, basal and glass  Number  one  private - label
                          thermometers and          market position  and  number
                          other home-use diagnostic two overall market position and compliance products. in digital thermometers.
                                                    Extensive       distribution
                                                    network to major retailers.

    Urinary Discomfort    AZO-STANDARD(R)           Leading  OTC product line in
     Products             AZO-CRANBERRY(R)          an expanding market segment.

III.Professional Products
     Prescription         URISED(R),                Substantial     cash    flow
     Urologicals          CYSTOSPAZ(R)/             generator.
                          CYSTOSPAZ-M(R),
                          ANESTACON(R) and a line
                          of suppositories.

Photos:           Sampling of Liberty Products
                  Line of thermometers
                  AZO line
                  Line of prescription products

Revenue Mix

                                       Fiscal 1997                4th Qtr. 1997
Diabetes Supplies                          28%                         49%
Consumer Healthcare                        34%                         27%
Professional Products                      38%*                        24%*


Diabetes supplies and consumer healthcare will become increasingly significant business areas.

*includes wound care sales

DIABETES SUPPLIES
(FIRST SPREAD)
Photo: Couple on bicycles
caption: Liberty provides a full range of name-brand diabetes products with over 200 product offerings delivered right to the door.

LIBERTY MEDICAL SUPPLY OFFERS SIGNIFICANT GROWTH POTENTIAL

With the acquisition of Liberty Medical Supply in August of 1996, PolyMedica immediately gained a strong market position in the distribution of diabetes testing supplies. Liberty is one of the leading mail-order distributors of diabetes testing supplies to patients who use insulin and have Medicare or private insurance coverage.

Liberty is expected to accelerate the Company's revenues and earnings growth rate and substantially enhance long-term growth. Liberty provides an additional distribution channel for PolyMedica. Market penetration for mail-order diabetes supplies among Medicare eligible patients is low (approximately 10%) offering the potential for significant expansion. PolyMedica's strong working capital position allows Liberty to implement new marketing initiatives that should generate further rapid expansion into the large diabetes patient market.

Approximately 16 million people, or roughly 6% of the total population, are afflicted with diabetes, with about half of them actively diagnosed. This patient population is growing rapidly, with more than 650,000 new cases diagnosed each year. Diabetes is a chronic disease in which the body's metabolism of glucose is ineffective due to inadequate production of insulin. Frequent monitoring of blood glucose is an important part of managing diabetes to help avoid serious medical complications. The cost to manage diabetes is high; the average person with diabetes spends $1,200 per year on supplies to test and control the disease.

Side Bar:
Diabetes--a prevalent and costly healthcare problem - 16 million people (about 6% of the population) have diabetes - direct costs to the nation of over $90 billion

-14 cents of every healthcare dollar       SOURCE: American Diabetes Association
-30% of Medicare budget

LIBERTY PROVIDES SPECIALIZED SERVICE

Liberty Medical Supply specializes in providing diabetes supplies to patients who qualify for Medicare reimbursement. Medicare currently reimburses 80% of the cost of testing supplies for people with diabetes requiring insulin. As a participating Medicare provider and third-party insurance biller, Liberty provides a simple, reliable way for seniors to obtain their diabetes testing supplies and the Medicare and insurance benefits to which they are entitled. Liberty provides free direct delivery of name-brand supplies and performs the added-value service of billing Medicare or private insurance on behalf of the customer instead of requiring patients to pay out-of-pocket for supplies at local pharmacies.

Photo of older woman receiving delivery
caption: Liberty provides free delivery and bills Medicare directly for eligible patients

Many older diabetes patients today may fail to buy the necessary supplies or test as frequently as they should because they believe that they can't afford the supplies, have difficulty traveling to the store or do not understand the reimbursement process. As a result, many of these patients may not be controlling their blood sugar levels as closely as they should. Studies show that when people with diabetes keep their blood glucose level as close to normal as possible, the risk of complications is reduced by as much as 65%.

Through its extensive mail order catalog, Liberty provides seniors with access to more than 200 diabetes-related over-the-counter products from a full range of name brand manufacturers including Lifescan, Boehringer Mannheim and Bayer. These products range from consumables, such as glucose test strips, lancets, insulin and syringes to medical equipment, such as blood glucose monitors. Liberty has a current customer base of more than 30,000 patients.


Photo of key products and catalog
caption: Liberty provides a full range of name-brand diabetes products with over 200 product offerings

(SECOND SPREAD)
DIABETES SUPPLIES

GROWTH THROUGH MARKET PENETRATION

Although Liberty has experienced dramatic growth in the past year, all diabetes mail-order suppliers together are estimated to service barely over 10% of the market. There are 1.2 million adults over age 65 using insulin, and the Company estimates only about 150,000 are taking advantage of the convenience and cost savings of a mail-order service such as Liberty. With over a million insulin-using seniors as yet unserviced, the Company believes a significant portion of the diabetes patient market can benefit from Liberty's mail order fulfillment services.

Bar chart:
Growth of Liberty Customer Base  Market Potential
1996     1997                    1.2 million insulin-using seniors with diabetes
20,000   30,000                  150,000 serviced by industry
                                 30,000 serviced by Liberty

Caption: Untapped diabetes patient market provides growth opportunity

INCREASED ADVERTISING TO LEVERAGE SIGNIFICANT OPPORTUNITY

Liberty has significantly increased its investment in advertising for this coming year to reach the untapped diabetes patient market segment. The Company has also dramatically improved advertising efficiency and effectiveness since the acquisition, significantly reducing the cost of acquiring new customers.

New advertising inset of 3 frames
Caption: New advertising introduces Liberty's services to seniors nationwide

Liberty has developed considerable expertise in direct marketing methods through the use of various media, including print, television, direct mail and radio, which it leverages to acquire new customers. The Company also obtains business through referrals generated from healthcare providers, insurance companies, home healthcare staffing companies, senior centers and local diabetes associations.

MOMENTUM WITH LIBERTY

Since the acquisition of Liberty Medical by PolyMedica, Liberty has demonstrated dramatic growth. Annualized sales have grown from approximately $12 million at the time of the acquisition to more than $20 million seven months later at the end of fiscal 1997 (a growth rate of more than 65%).

The Company believes that planned increases in advertising and other marketing programs will fuel the momentum. With almost 90% of the market as yet untapped, there is abundant opportunity for growth. In addition, legislation is pending in the U.S. House of Representatives (H.R. 58) which would extend Medicare coverage for diabetes testing supplies to patients who are presently non-insulin using. Passage of H.R. 58 would approximately double the size of Liberty's market.

Side Bar:                                  Source: American Diabetes Association
Medicare Reimbursement Expansion Proposed
President Clinton Supports Passage of H.R. 58

On January 7, the Medicare Diabetes Education and Supplies Amendments of 1997, H.R. 58, was introduced in Congress by Representative Elizabeth Furse (D-OR) and Representative George Nethercutt (R-WA). This bill includes a provision which would expand Medicare coverage to include blood-testing strips for individuals without regard to injection of insulin. House Speaker Newt Gingrich (R-GA) co-sponsored identical legislation in the 104th Congress and has said that addressing diabetes is one of his top four legislative priorities. The growing awareness of the seriousness of diabetes, along with strong support from President Clinton (President Clinton included Medicare coverage of diabetes outpatient self-management training services and blood testing strips in his fiscal year 1998 budget proposal) and House Speaker Gingrich and Congress, is a clear mandate for immediate action to improve Medicare coverage for diabetes. H.R.58 incorporates two bills introduced in the 104th Congress--H.R.1073 and H.R.1074. Of the more than 4,000 bills introduced last year, only 12 had more co-sponsors than H.R. 1073.

If this bill passes as expected, the 57% of people with diabetes who do not use insulin would be added to the rolls of those whose diabetes testing supplies are covered by Medicare. Effective as of January 1, 1998, the passage of H.R. 58 would more than double Liberty Medical's potential market of Medicare-eligible people with diabetes.
 .

SYSTEMS READY--PREPARED FOR GROWTH
To manage its growth effectively, Liberty continues to expand, upgrade and develop its operations and information systems. Infrastructure has been expanded in many key areas including staffing, facilities and computer systems.

In the past six months, Liberty has grown from 70 to over 200 employees trained to address the needs of customers with diabetes. Quality is Liberty's number one goal, and management is acting to ensure that the company continues to offer the highest level of customer service through its rapid growth.

Liberty's operations are supported by integrated computer systems and sophisticated telecommunications equipment, all recently upgraded and designed for expansion over the next several years. The new phone system can handle up to 2,500 calls at a time. The "smart" phone system identifies the caller through the phone lines, which allows the integrated computer system to locate a patient profile before the operator answers the call. A new customer fulfillment and Medicare billing software program provides complete electronic billing to Medicare. New state-of-the-art document imaging will create a "paperless office" and electronically store doctors' orders and insurance forms required to conform with Medicare regulations.

LIBERTY MEDICAL SUPPLY LEADS POLYMEDICA GROWTH

The acquisition of Liberty Medical Supply brings tremendous growth opportunity to PolyMedica. With PolyMedica's resources, Liberty's infrastructure and marketing programs have been advanced to generate and manage rapid growth. Liberty is well on its way to becoming the largest division within the PolyMedica family.

CONSUMER HEALTHCARE

Photo: Mother with sick child
Caption: PolyMedica's new Flexible-Tip Digital Thermometer with Fever Alarm(TM) will be available for this year's cough & cold season.

Fueled by the growth in demand for the Company's urinary discomfort products, as well as by the strength of the Company's digital thermometers, the consumer healthcare division achieved record levels of sales in fiscal 1997. Accelerated growth in the consumer healthcare market is a key strategic objective as the Company holds leading positions in its core markets of urinary discomfort, digital thermometry and medication compliance products. Increased investments in advertising and new product programs have been put in place to drive growth in this area.

AZO POSITIONED FOR GROWTH

Fiscal 1997 was a banner year for the AZO line of products. Revenue was up 42% compared with fiscal 1996 as a result of rapid category expansion. The product line maintained its number one market share position despite new competitive entries. In fact, the AZO line finished calendar 1996 with over a 44% share of the market.

The Company believes that the urinary discomfort market offers continued significant growth potential. Awareness of the availability of these products is less than 10%. Generating awareness through advertising in the media will have an immediate impact on sales as women discover the availability of effective OTC relief.

The Company has begun to implement several new initiatives to continue to grow the AZO line. Advertising support has been tripled to generate broad awareness and keep the AZO sales climbing. The entire AZO line has undergone a face lift with new packaging to begin shipping this coming year. Finally, product development efforts have been increased to provide additional new products with meaningful consumer benefits.

Photo: New AZO packaging
Caption: New AZO packaging will increase shelf impact and encourage consumer selection

INCREASED FOCUS ON THERMOMETRY

PolyMedica holds the number one U.S. private-label market position and number two overall position in digital thermometers. The Company has an extensive distribution network reaching most major retailers. Thermometry is a target area for growth and plans to strengthen its branded position through new product introductions and marketing programs are underway.

After a year of extensive investigation and patent engineering, PolyMedica is introducing a "Flexible-Tip Digital Thermometer with Fever Alarm(TM)" to be available for this year's cough and cold season. This unique thermometer offers a comfortable flat tip and soft flexible probe designed to provide gentle care for children and ease of reading. It also has an exclusive Fever Alarm feature to alert parents to an elevated temperature.

Photo: Flexible tip thermometer and graphic of flexing tip
Caption: The new Flexible-Tip Digital Thermometer offers a unique flexible, flat tip design

In addition to the AZO and thermometry products, PolyMedica distributes nearly 60 items under the registered brand names Basis(R) and Medi-Aid(R), and provides over 300 private label products to many national retailers such as Eckerd Drug, Rite Aid, CVS, and Target.

Photo: Sampling of compliance products

CONSUMER HEALTHCARE EXPANSION

With a strategic focus on consumer healthcare, product expansion is being explored through internal development as well as potential acquisitions within the targeted medical products and services arena.

PROFESSIONAL PRODUCTS

Photo: Young Woman taking pill
Caption: PolyMedica offers one of the broadest lines of prescription urology products

UROLOGICAL PRODUCTS CONTINUE TO GENERATE CASH
PolyMedica's current professional products, the prescription urological products, continue to deliver substantial cash flow to help fund growth in the diabetes supplies and consumer healthcare areas. The strategic focus for the urological product line is to maximize this cash flow generation through immediate-return promotional programs as well as ongoing cost reduction.

PolyMedica offers one of the broadest lines of prescription urology products including urinary analgesics, antispasmodics, local anesthetics and analgesic suppositories. URISED(R), CYSTOSPAZ(R) and CYSTOSPAZ-M(R) analgesics and antispasmodics provide effective symptomatic relief for urinary pain, burning and feelings of urgency, along with distressing spasms. Many urology offices as well as hospitals purchase the local anesthetic ANESTACON(R) for use in diagnostic procedures or in the catheterization process. B&O(R) and AQUACHLORAL(R) suppositories are used by patients unable to tolerate oral dosages of systemic analgesics and sedatives.

Photo: Urised bottle with pills

IN-HOUSE PRODUCTION FACILITY OPENS
This year marked the culmination of several years of planning with the launch of in-house pharmaceutical production at the Woburn facility. By April 1997, all of the steps to validate, manufacture and sell products made at the Woburn site were completed. With receipt of an FDA Establishment Registration Number, in-house manufacturing is now underway for several established products including AQUACHLORAL(R), B&O(R) and Urised(R). The state-of-the-art automated suppository machine forms, fills and seals automatically and the computer-controlled, hands-off equipment provides improved manufacturing efficiency.

Photo:   Suppositories (in silver)

Process improvements were also developed internally and implemented with the move to production in-house. In addition, the Company's advanced laboratory equipment provides capabilities for in-house testing for all products sold. New in-house production capabilities have helped to ensure consistency of supply and control of manufacturing costs.

Photo: coating machine
Caption: New in-house production facility uses state-of-the-art computer-controlled equipment

Management's Discussion and Analysis of Financial Condition and Results of Operations

PolyMedica is a leading provider of targeted medical products and services focused on diabetes supplies, consumer healthcare and professional products.

Targeted Markets

Entrance into the Diabetes Supplies Business through Purchase of Liberty Medical Supply, Inc. The Company entered the Diabetes Supplies market with its August 1996 acquisition of Liberty Medical Supply, Inc. ("Liberty Medical"). Liberty Medical is among the largest, patient-focused, direct-mail providers of diabetes supplies to the senior citizens covered by Medicare.

On August 30, 1996, the Company acquired all of the outstanding stock of Liberty Medical in a transaction accounted for under the purchase method of accounting. Accordingly, the net assets and operations of Liberty Medical have been included in the Company's financial statements since the date of acquisition. The acquisition agreement, as amended on March 26, 1997, provided for an aggregate purchase price of $10.26 million (including $490,000 of related expenses), comprised of (i) $7.35 million in cash, (ii) two-year 7% subordinated promissory notes in the aggregate amount of $1.30 million and (iii) 224,400 shares of the Company's common stock.

Liberty Medical is headquartered in Palm City, Florida and was founded in 1989. Liberty Medical is a participating Medicare provider which accepts payments directly from Medicare, typically 80% of a product's purchase price, before any amounts are billed to the patient and/or the patient's medi-gap insurer. The benefits to a patient range from automatic shipment of supplies to the elimination of preparing paperwork or using personal resources while waiting for reimbursement. Liberty Medical ships to more than 30,000 customers in the U.S., making it one of the largest diabetes suppliers in the country. Its products address a market estimated to include 1.2 million insulin-using patients over 65 years old, of which it is estimated that 150,000 patients currently receive supplies through mail-order companies similar to Liberty Medical.

In addition to the above market, the Company believes that there is significant growth potential for Liberty Medical's products by expanding the market to include people with diabetes who are non-insulin-using. There are current proposals in Congress to include this group under Medicare following a Congressional Budget Office study indicating that improving diabetes coverage would reduce Medicare expenditures.

Consumer Healthcare
Consumer Healthcare includes OTC Medical Devices and Urinary Discomfort Products. OTC Medical Devices include the number one private-label market position and number two overall market position in digital thermometers. These products are sold through an extensive network to major retailers. Digital thermometry continues to be a growth category. Urinary Discomfort Products for women include AZO-STANDARD(R), which is currently the number one selling product in a growing market segment.

Professional Products
Professional Products include Prescription Urologicals and Dressings. Prescription Urologicals include a stable line of branded products such as URISED(R), CYSTOSPAZ(R), ANESTACON(R) and a line of suppositories. Dressings include MITRAFLEX(R) and SPYROFLEX(R) advanced wound care products sold in the professional and OTC markets.

The recent decrease in wound dressing sales is due in part to changes in Medicare reimbursement methodology for chronic wounds and a resulting switch by healthcare providers to more frequent and less costly dressing changes using low technology textile dressings.

In June 1997, the Company entered into a definitive Asset Purchase Agreement (the "Agreement") to sell certain assets of its US and UK wound care operations. Under the terms of the Agreement, the prospective purchaser, Innovative Technologies Group Plc, ("IT") would pay the Company $9 million in cash, an unsecured promissory note in the face amount of $4 million, and additional consideration of up to $4.5 million, depending on IT achieving future fixed milestones. The sale is subject to the approval of IT's shareholders and other customary closing conditions.

Overview

In determining net product sales, the Company records an allowance for future returns of certain products as an adjustment to gross sales. In addition, it generates revenues from royalties, exclusivity, development and license fees on certain of its products.

The Company sells its products through a combination of telemarketing, national distributors, wholesalers, mail-order catalogs, and retail chains. The Company continues to seek opportunities to deliver new products to a broader customer base by leveraging Liberty Medical's efficient, mail-order distribution system and sophisticated software for billing and customer monitoring.

Consumer healthcare products are sold through a network of more than 100 independent sales representatives and national wholesalers such as McKesson Drug Company and Bergen Brunswig Corporation, and to retailers including CVS HC Inc., Jack Eckerd Co., OSCO (American Drug Stores Inc.) and Rite-Aid Corp. The Company promotes sales of its products through national advertising in consumer and professional publications, at professional and trade group meetings, as well as through retail advertising.

The Company's recent hiring of an experienced vice president of marketing introduces in-house expertise for brand management, market research and consumer affairs.

Although the use of certain of the Company's products are somewhat seasonal in nature, the Company does not believe its net product sales, in the aggregate, are generally subject to material seasonal fluctuations.

The Company operates from manufacturing, distribution, and research and development facilities located in Massachusetts, Florida, Colorado, and the United Kingdom. Virtually all of the Company's product sales are denominated in U.S. dollars. The Company's research and development activities are funded from ongoing operations and consist of pilot production of pharmaceutical products and the design, development and manufacture of polyurethane-based medical products derived from proprietary technology and manufacturing processes.

Fiscal 1997 has seen the completion of all the steps to validate, manufacture and sell pharmaceutical products made in the Company's Woburn facility. With receipt of an FDA Establishment Registration Number, in-house manufacturing is now underway for several established products including AQUACHLORAL(R), B&O(R), and URISED(R). The state-of-the-art automated suppository machine forms, fills and seals automatically and the computer-controlled, hands-off equipment provides improved manufacturing efficiency.

Integral to the Company's growth strategy is the acquisition of new products and businesses. The Company has successfully integrated six acquisitions since 1990.

Period to period comparisons of changes in net product sales are not necessarily indicative of results to be expected for any future period.

Distribution of CardioTech International, Inc. Common Stock to PolyMedica Shareholders

In May 1996, the Company's board of directors declared a stock dividend for the purpose of making a distribution (the "Distribution") to the Company's shareholders of all its shares of CardioTech International, Inc. (formerly PolyMedica Biomaterials, Inc.) ("CardioTech"). In June 1996, certificates representing CardioTech common stock were mailed to the Company's shareholders. The Company believes that the distribution of CardioTech Common Stock qualified as a "tax-free" spinoff under Section 355 of the Internal Revenue Code of 1986, as amended. CardioTech (AMEX: CTE) develops, manufactures and markets its polymer technologies with particular emphasis on the development of implantable synthetic grafts for a broad variety of applications, including vascular access grafts, peripheral grafts and coronary artery bypass grafts. Certain other technology of the biomaterials business was retained by the Company.

CardioTech's operations are accounted for as discontinued operations in the Company's fiscal 1996 and fiscal 1995 statements of operations, and accordingly, its operations are segregated in the accompanying consolidated statements of operations for the fiscal 1996 and fiscal 1995 periods presented. Net sales, operating costs and expenses, and other income and expense have been reclassified for amounts associated with CardioTech's discontinued operations.

Results of Operations

Year Ended March 31, 1997 ("fiscal 1997") Compared to Year Ended March 31, 1996 ("fiscal 1996")

The Company's net income increased to $2.32 million, or $.27 per common share, in fiscal 1997. This performance compares to net income of $274,000, or $.04 per common share, reported in fiscal 1996. Before taking into account the effect of discontinued operations, income from continuing operations was $3.07 million, or $.41 per common share in fiscal 1996. There were no discontinued operations reported in fiscal 1997. Total revenues increased by 23% to $30.45 million in fiscal 1997 as compared with $24.76 million in fiscal 1996.

Net product sales of diabetes supplies were $8.65 million in fiscal 1997, for the seven month period beginning with the August 1996 acquisition of Liberty Medical by the Company. Annualized sales of Liberty Medical have increased from approximately $12 million at the time of the acquisition to more than $20 million, an annualized growth rate of more than 65% six months after the acquisition. This growth is largely a result of the Company's increased advertising spending. The Company expects its promotional and advertising spending to continue to increase in order to further the expansion of Liberty Medical's customer base.

Net product sales of consumer healthcare products increased by 16.7% to $10.30 million in fiscal 1997 as compared with $8.82 million in fiscal 1996. Most of the increase in net product sales in fiscal 1997 was due to increased shipments of thermometry products and AZO-STANDARD. The Company intends to increase its advertising and promotional campaign to support anticipated continued growth of the AZO products in an expanding market segment, which includes the introduction of Uristat(R) by Johnson & Johnson.

Net product sales of professional products decreased by 29.5% to $10.93 million in fiscal 1997 as compared with $15.50 million in fiscal 1996. Net product sales of prescription urologicals, which comprised approximately two-thirds of professional product sales, declined by 10.4% in fiscal 1997 as compared to fiscal 1996. Net product sales of wound dressings declined by 53.9% in fiscal 1997 as compared with fiscal 1996. Net product sales of wound dressings represented 10.5% of Company-wide net product sales as in fiscal 1997 as compared with 28.0% in fiscal 1996. This decline was primarily due to the above described changes in Medicare reimbursement and resulted in the early termination of the Company's MITRAFLEX supply contract with Bristol-Myers Squibb. The Company announced in June 1997 the signing of a definitive Asset Purchase Agreement, conditioned on certain events, to sell its wound care operations.

Royalty, exclusivity, development and license fees increased by 31.7% to $573,000 in fiscal 1997 as compared with $435,000 in fiscal 1996. This increase is primarily due to the inclusion in fiscal 1997 of a fee from Perstorp AB in connection with the establishment of Perstorp as the exclusive pan-European distributor of SPYROSORB(R), offset by a decline in royalties earned from shipments of MITRAFLEX by Bristol-Myers Squibb.

As a percentage of net product sales, overall gross margins were 54.5% in fiscal 1997 and 58.0% in fiscal 1996. Gross margins in fiscal 1997 decreased primarily due to the inclusion of significant sales of diabetes related products, whose gross margins are lower than the Company average for other products in fiscal 1996.

Selling, general, and administration expenses ("SG&A expenses") increased by 37.0% in fiscal 1997 to $12.32 million as compared with $8.99 million in fiscal 1996. Included in SG&A expenses were depreciation and amortization, wages, benefit costs, and outside professional services totaling $6.50 million in fiscal 1997, or 52.8% of SG&A expenses, as compared with $4.22 million or 47.0% of SG&A expenses in fiscal 1996. SG&A expenses in fiscal 1997 includes costs related both to Liberty Medical operations and to increased market research for the Company's consumer products.

Research and development expenses increased by 3.2% to $670,000 in fiscal 1997 as compared with $649,000 in fiscal 1996.

Investment income decreased by 3.1% to $864,000 in fiscal 1997 as compared with $892,000 in fiscal 1996, as the Company earned interest on lower average cash balances, in part due to the spinoff of CardioTech and the purchase of Liberty Medical. Interest expense was $2.77 million in fiscal 1997, as compared $2.68 million in fiscal 1996, as the Company accrued and paid interest expense in both periods on $25 million of 10.90% Guaranteed Senior Secured Notes due January 31, 2003 (the "Hancock Notes") to the John Hancock Mutual Life Insurance Company ("Hancock").

Year Ended March 31, 1996 ("fiscal 1996") Compared to Year Ended March 31, 1995 ("fiscal 1995")

The Company's income from continuing operations increased by 28.5% to $3.07 million, or $.41 per common share, in fiscal 1996. This performance represents an increase in income from continuing operations when compared to $2.39 million, or $.35 per common share, reported in fiscal 1995. After taking into account the effect of discontinued operations, net income was $274,000, or $.04 per common share in fiscal 1996, which compares to $1.79 million, or $.26 per common share, reported in fiscal 1995.

Discontinued operations, as shown on the consolidated statement of operations for fiscal 1996, reflected two components. Loss from discontinued operations of $923,000 includes all CardioTech operating losses from April 1995 through February 1996, the date the Company's board of directors voted to proceed with the spinoff. Loss on disposal of CardioTech of $1.88 million principally includes operating losses from February 1996 through the June 1996 spinoff date and professional fees and other costs related to the spinoff. Loss from discontinued operations of $605,000 for fiscal 1995 included CardioTech operating losses for all of fiscal 1995.

Net product sales of consumer healthcare products decreased by 3.2% to a $8.82 million in fiscal 1996 as compared with $9.12 million in fiscal 1995. This decrease is due to anticipated lower shipments of urinary discomfort products which resulted from a strategic decision to focus on the profitability of these products by reducing marketing and sales programs, offset by an increase of OTC medical device net product sales by 8.9% to $5.85 million in fiscal 1996 as compared with $5.37 million in fiscal 1995. This increase was primarily due to larger sales volume of digital and glass fever thermometers and ear, nose and throat kits.

Net product sales of professional products decreased by 2.6% to $15.50 million in fiscal 1996 as compared with $15.92 million in fiscal 1995. Sales of prescription urologicals were unchanged in fiscal 1996 as compared with fiscal 1995. Sales of professional MITRAFLEX and SPYROFLEX wound care products decreased by 7.7% to $6.21 million in fiscal 1996 as compared with $6.73 million in fiscal 1995. This overall 7.7% decrease was principally the result of a 7.2% decrease in total unit volume of all dressing sizes, stated on a 4" x 4" equivalent basis. Overall average unit selling prices for all products in fiscal 1996 as compared with fiscal 1995 were unchanged.

Royalty, exclusivity, development and license fees from continuing operations decreased by 72.4% to $435,000 in fiscal 1996 as compared with $1.58 million in fiscal 1995. This decrease is primarily due to the inclusion in fiscal 1995 of a one-time $1 million transaction fee in connection with the sale of Calgon Vestal Laboratories by Merck & Co., Inc. to Bristol-Myers Squibb.

As a percentage of net product sales, overall gross margins were 58.0% in fiscal 1996 and 60.1% in fiscal 1995. Gross margins in fiscal 1996 were adversely affected by the inclusion of certain obsolescence provisions for pharmaceutical products with dating expiration.

Selling, general, and administration expenses ("SG&A expenses") decreased by 22.7% in fiscal 1996 to $8.99 million as compared with $11.62 million in fiscal 1995. Included in SG&A expenses were depreciation and amortization, wages, benefit costs, and outside professional services totaling $4.22 million in fiscal 1996, or 47.0% of SG&A expenses, as compared with $5.49 million or 47.3% of SG&A expenses in fiscal 1995. Amortization expense decreased by $884,000 in fiscal 1996, as compared with fiscal 1995, as a result of the extension in March 1995 of a covenant not to compete made by Alcon Laboratories, Inc. ("Alcon"), and the related amortization period, by five years to ten years. In addition, marketing and sales expenses for the promotion of pharmaceutical products decreased by 51.6% to $1.27 million in fiscal 1996, as compared with $2.63 million in fiscal 1995, due to a strategic decision in fiscal 1995 to focus on the profitability of these products.

Research and development expenses increased by 45.6% to $649,000 in fiscal 1996, as compared with $444,000 in the fiscal 1995. This increase is primarily due to an acceleration of the Company's ongoing wound care development projects and costs associated with the initiation of pilot production testing of the Company's in-house pharmaceutical manufacturing equipment.

Investment income increased by 57.3% to $892,000 in fiscal 1996, as compared with $566,000 in fiscal 1995, as the Company earned interest on larger average cash balances, in part due to proceeds from the Company's common stock offering in November 1995, at higher overall interest rates. Interest expense was $2.68 million in fiscal 1996 as compared to $2.67 million in fiscal 1995, as the Company accrued interest expense in both periods on the Hancock Notes. See "Liquidity and Capital Resources" for a discussion of the January 1996 amendment to the Hancock Notes which increased the interest rate to
10.9 %.

Liquidity and Capital Resources

Since its inception, the Company has raised $53.46 million in gross equity capital, of which $7.16 million was from venture capital financings before the Company's initial public offering, $39.00 million from its March 1992 initial public offering, $4.55 million from a November 1995 public offering of 700,000 shares of common stock, and $2.75 million from the sale of 431,937 shares of its common stock, pursuant to Regulation S promulgated under the Securities Act of 1933. In January 1993, the Company sold to Hancock the Hancock Notes. In January 1996, the Company executed an amendment which increased the interest rate to 10.9%

As of March 31, 1997, the Company had working capital of $15.15 million, including cash and cash equivalents of $11.03 million, which compares with working capital of $25.55 million as of March 31, 1996. There were two major factors which affected working capital in fiscal 1997. In June 1996, the Company paid $3.83 million in cash to CardioTech as partial payment for additional shares of CardioTech. In August 1996 and March 1997, the Company paid a total of $7.84 million in cash in connection with the Liberty Medical acquisition.

In June 1992, the Company's board of directors authorized the purchase of up to 250,000 shares of its common stock on the open market for future issuance to employees under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"). At the present time, the Company has ceased purchasing treasury shares for the Purchase Plan. As of March 31, 1997, cumulative repurchases of treasury stock totaled 82,426 shares for $744,000, of which 66,634 shares have been issued to employees under the Purchase Plan.

In June 1993, the Company's board of directors authorized the purchase of up to 500,000 shares of the Company's common stock on the open market as part of its program to purchase shares for future issuance in connection with the warrant related to the Hancock Notes. As of March 31, 1997, cumulative repurchases of treasury stock totaled 78,767 shares for $607,000 under this program.

In May 1994, the Company's board of directors authorized the purchase of up to 1 million shares of the Company's common stock in the open market, such purchased shares to be held in treasury. As of March 31, 1997, cumulative repurchases of treasury stock totaled 78,000 shares for $341,000 under this program.

Under the terms of the Hancock Notes, Hancock has a security interest in all of the assets of two of the Company's directly and indirectly owned subsidiaries, PolyMedica Pharmaceuticals (U.S.A.), Inc., ("PMP USA") and PolyMedica Pharmaceuticals (Puerto Rico), Inc. which amounted to approximately $45.2 million as of March 31, 1997. The Company is also subject to certain financial covenants and ratios.

In January 1996, the Company signed an amendment to the Hancock Notes with Hancock. Under the terms of the amendment, scheduled semi-annual repayments of principal commence at $1.00 million each in fiscal 1998, increase to $2.08 million each beginning in January 2000 and are completed with a $7.50 million payment at January 31, 2003. Pursuant to the amendment, the exercise price for the Hancock warrant, exercisable for 536,993 shares of common stock of the Company, was reduced from $8.38 to $7.00 per share and the interest rate of the Hancock Notes was increased to 10.9%. In addition, the Company obtained less restrictive dividend terms and revised financial covenants.

In January 1997 certain executive officers of the Company purchased in the aggregate 100,000 shares of the Company's common stock on the open market. The purchases, valued at $607,000, were funded by a note issued by the Company to each officer.

As a result of a private placement of the Company's Common Stock in March 1996 and the Liberty Medical acquisition in August 1996, the exercise price of the Hancock warrant was adjusted to $5.18 per share of common stock and the total shares for which the warrant is exercisable was adjusted to 543,464.

In October 1996, the board of directors approved the cancellation of 1,172,355 options whose exercise prices ranged from $.95 to $13.33 per common share. A total of 1,172,355 new options were granted whose exercise prices ranged from $.71 to $5.38 per common share.

At March 31, 1997, the Company had approximately $10.1 million of net operating loss carryforwards for income tax purposes. Pursuant to the Tax Reform Act of 1986, the Company believes that the use of these net operating loss carryforwards in any particular year will be limited as a result of changes in ownership which occurred in prior periods.

The Company expects that its current working capital and funds generated from future operations will be adequate to meet its liquidity and capital requirements for current operations. In the event that the Company undertakes to make acquisitions of complementary businesses or products, the Company may require substantial additional funding beyond currently available working capital and funds generated from operations. Currently, the Company is conducting an active search for the strategic acquisition of complementary businesses or products in which the Company can profit from its strong operating margins by maximizing operating efficiencies. The Company has no present commitments or agreements with respect to any such acquisition.

Inflation

To date, inflation has not had a material effect on the Company's financial results.

Factors Affecting Future Operating Results

The statements contained in this Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. Forward-looking statements include, among others: statements regarding possible future expansion of diabetes coverage under Medicare; statements regarding future benefits from the Company's advertising and promotional expenditures; statements regarding future product revenue levels; statements regarding product development, introduction and marketing; and statements regarding future acquisitions. All forward-looking statements included in this Report are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements.

The future operating results of the Company remain difficult to predict. The Company continues to face many risks and uncertainties which could affect its operating results, including without limitation, those described below.

Healthcare Reimbursement. Political, economic and regulatory influences are resulting in fundamental changes in the healthcare industry in the Unites States. The Company anticipates that Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods and that public debate of these issues will likely continue in the future. Sales of the Company's products will depend to some extent on the availability of reimbursement to certain of the Company's customers by third party payors such as government and private insurance plans. No assurance can be given that such reimbursement will be available.

Product Liability. The testing, marketing and sale of medical and consumer products entail an inherent risk that product liability claims will be asserted against the Company or its third party distributors. A product liability claim or a product recall could have a material adverse effect on the business or financial condition of the Company. Certain manufacturers of materials and/or implantable devices have been subjected to significant claims for damages allegedly resulting from their products. The Company currently maintains product liability insurance coverage which it believes to be adequate for its present purposes, but there can be no assurance that in the future the Company will be able to maintain such coverage on acceptable terms or that current insurance or insurance subsequently obtained will provide adequate coverage against any or all potential claims.

Competition and Technological Change. The Company is engaged in rapidly evolving and highly competitive fields. Competition from medical device manufacturers, pharmaceutical companies and other competitors is intense and expected to increase. Many of these companies have substantially greater capital resources, research and development staffs and facilities, and greater experience in obtaining regulatory approvals and in marketing and distribution of products, than the Company. Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and seeking patent protection and may develop competing products on their own or through joint ventures. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than any that are being developed or sold by the Company.

Reliance on Distributors; Limited Direct Marketing Experience. The Company has a limited direct marketing and sales organization and relies on its current distributors for certain product sales. The Company has a limited direct sales force which it may need to broaden for certain of its products. There can be no assurance that the Company will establish such a direct sales force or that any such sales force that may be established will be able to market and distribute the Company's products successfully or to offset any decline in sales to its existing distributors. The Company's ability to sell its new products will depend in part on its ability to enter into marketing and distribution agreements with pharmaceutical, medical device, personal care and other distributors in the United States and other countries. If the Company enters into any such agreements, there can be no assurance that the Company's third party distributors will be able to market the products effectively.

Government Regulation. The production and marketing of the Company's products and its ongoing research and development activities are subject to regulation by numerous governmental authorities in the United States, the United Kingdom and other countries, and may become subject to the regulations of additional countries. The Company cannot predict the extent to which government regulations or changes thereto might have an adverse effect on the production and marketing of the Company's existing or future products. Products that the Company may develop in the future may require clearance by the Food and Drug Administration ("FDA")in the United States. Although the Company believes each of these products, if successfully developed, will obtain FDA clearance, no assurance can be made that each will obtain such clearance, or that the process of clearance will be without undue delay or expense.

Patents and Trade Secrets. The Company's success will depend, in part, on its ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties. The Company is the owner of five, and the co-owner of one, issued patents in the United States and has filed applications for additional patents in the United States and abroad. There can be no assurance that any pending patent applications will result in issued patents. In addition, there can be no assurance that any issued patents will provide the Company with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by the Company will not be infringed upon or designed around by others.

The Company also relies on unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes, that such technology will not be disclosed or that the Company can meaningfully protect its rights to such unpatented proprietary technology. There can be no assurance that the Company's non-disclosure agreements will provide meaningful protection for the Company's trade secrets or other proprietary know-how. In the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.

Moreover, there can be no assurance that the patents held by others might not have an adverse effect on some of the Company's products or require that the Company obtain licenses to continue to test, manufacture or market the affected product, and, if so, there can be no assurance that such licenses will be available on acceptable terms, if at all.

Acquisitions of Other Businesses. As part of its growth strategy, the Company currently intends to expand through the acquisition of other businesses, as well as internal growth and strategic business alliances with other companies. The Company regularly reviews potential acquisitions and business alliances, some of which may be material. The acquisition of other businesses is integral to the Company's business strategy; however, there can be no assurance that the Company will successfully acquire any businesses, or that such acquired businesses, if any, will be profitable. The Company does not currently have any commitments or agreements with respect to the acquisition of any businesses or products.

                             PolyMedica Industries, Inc.
                      (In Thousands, except per share data)

                      Selected Consolidated Financial Data

Year Ended March 31,                  1997     1996     1995     1994     1993
--------------------------------------------------------------------------------

Statement of Operations Data
     Total revenues                  30,453   24,763   26,609   22,194   10,599
     Income (loss) from continuing
        operations                    2,322    3,075    2,394      275   (3,756)
     Net income (loss)                2,322      274    1,789     (415)  (3,939)
     Income (loss) per common
        share                           .27      .04      .26     (.06)    (.56)
     Weighted average number of
        common shares outstanding     8,618    7,492    6,790    6,866    6,982

Balance Sheet Data
     Cash and cash equivalents       11,028   23,302   14,006   10,305    8,058
     Total assets                    75,233   72,573   65,753   64,532   64,144
     Total liabilities               31,861   29,293   29,027   29,188   28,173
     Total debt                      25,476   24,400   24,433   24,360   24,595
     Shareholders' equity            43,372   43,280   36,726   35,344   35,971


     In connection with the distribution of CardioTech International, Inc. shares to PolyMedica shareholders, CardioTech's operations are accounted for as discontinued operations of the Company's fiscal 1996 and prior statements of operations.

      During fiscal 1997, the Company determined that it is more likely than not that certain deferred tax assets will be realized and accordingly eliminated the related valuation allowance. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that is more likely than not that such net deferred tax assets will be realized. As a result, the Company recorded a tax benefit in fiscal 1997.

                             PolyMedica Industries, Inc.
                             (Dollars in Thousands)

Consolidated Balance Sheets
                                                March 31,             March 31,
 ASSETS                                           1997                  1996
                                             ----------------------------------

Current assets:
    Cash and cash equivalents                    $11,028                $23,302
    Accounts receivable -- trade
      (net of allowance for doubtful
       accounts of $538 and $82 in
       1997 and 1996, respectively)                6,202                  2,558
    Inventories                                    5,481                  4,163
    Prepaid expenses and other current assets      1,478                    416
                                                 -------                -------

           Total current assets                   24,189                 30,439

Property, plant, and equipment, net                6,271                  6,273
Intangible assets, net                            42,024                 35,500
Deferred tax asset                                 1,133                     --
Other assets, net                                  1,616                    361
                                                 -------                -------

           Total assets                          $75,233                $72,573
                                                  ======                 ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable -- trade                    $ 2,982                $ 1,288
    Accrued expenses                               3,403                  3,605
    Senior debt and notes payable                  2,658                     --
                                                 -------                -------

           Total current liabilities               9,043                  4,893

Senior debt                                       22,818                 24,400
                                                 -------                -------

           Total liabilities                      31,861                 29,293
                                                  ------                -------

Commitments (Note J)
Shareholders' equity:
    Preferred stock, $.01 par value;
       2,000,000 shares authorized in 1997
       and 1996, none issued or outstanding           --                     --
    Common stock, $.01 par value; 20,000,000
       shares authorized in 1997 and 1996;
       8,583,001 and 8,112,635 shares issued
       and outstanding in 1997 and 1996,
       respectively                                   86                     81
    Treasury stock, at cost (172,559 and
       159,905 shares in 1997 and 1996,
       respectively)                              (1,115)                (1,036)
    Additional paid-in capital                    53,338                 54,917
    Accumulated deficit                           (7,783)               (10,105)
    Notes receivable from officers                  (929)                  (415)
    Currency translation adjustment                 (225)                  (162)
                                                  -------               -------

           Total shareholders' equity             43,372                 43,280
                                                  -------               -------

           Total liabilities and shareholders'
              equity                             $75,233                $72,573
                                                  ======                 ======

The accompanying notes are an integral part of the consolidated financial statements.

                           PolyMedica Industries, Inc.
                      (In Thousands, except per share data)

Consolidated Statements of Operations

           Year Ended March 31,                1997         1996         1995
           --------------------------------------------------------------------

Revenues:
   Net product sales                        $ 29,880     $ 24,328     $ 25,031
   Royalties, exclusivity, development
     and license fees                            573          435        1,578
                                             -------      -------       ------

Total revenues                                30,453       24,763       26,609

Cost of product sales                         13,603       10,210        9,992
                                              ------       ------       ------

Total revenues, less cost of product sales    16,850       14,553       16,617

Operating expenses:
Selling, general and administrative           12,315        8,988       11,622
Research and development                         670          649          444
                                              ------       ------       ------
                                              12,985        9,637       12,066
                                              ------       ------       ------
Income from operations                         3,865        4,916        4,551

Other income and expense:
     Investment income                           864          892          566
     Interest expense                         (2,774)      (2,678)      (2,668)
                                              ------       ------       ------

                                              (1,910)      (1,786)      (2,102)
Income from continuing operations
     before income taxes                       1,955        3,130        2,449

Income tax provision (benefit)                  (367)          55           55
                                              ------       ------       ------

Income from continuing operations              2,322        3,075        2,394

Discontinued operations:
    Loss from operations                          --         (923)        (605)
    Loss on disposal                              --       (1,878)          --
                                              ------       ------       ------
                                                  --       (2,801)        (605)
                                              ------       ------       ------
Net income                                   $ 2,322      $   274      $ 1,789
                                              ======       ======       ======

Income (loss) per share of common stock:
    Income from continuing operations        $   .27      $   .41      $   .35
    Discontinued operations                       --         (.37)        (.09)
                                              ------       ------       ------

Net income                                   $   .27      $   .04      $   .26
                                              ======       ======       ======

Weighted average number of
   common shares outstanding                   8,618        7,492        6,790

The accompanying notes are an integral part of the consolidated financial statements.

                           PolyMedica Industries, Inc.
                 Consolidated Statements of Shareholders' Equity
                for the years ended March 31, 1995, 1996 and 1997
                             (Dollars in Thousands)

                                            Common Stock      Treasury Stock
                                         Number of          Number of
                                           Shares  Amount     Shares    Amount

Balance at March 31, 1994               6,628,662      66    (95,040)    (861)
Exercise of stock options                   7,000
Purchase of common stock                                     (60,000)    (244)
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                           18,395      170
5% stock dividend                         331,630       3     (7,320)
Officer notes receivable
Currency translation adjustment
Net Income                               ________  ______   ________   ______

Balance at March 31, 1995               6,967,292      69   (143,965)    (935)
Exercise of stock options                  13,406       1
Issuance of common stock                1,131,937      11
Purchase of common stock                                     (34,700)    (270)
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                           18,760      169
Amendment to warrant issued in
  connection with Hancock Notes
Currency translation adjustment
Net Income                               ________  ______    _______   ______

Balance at March 31, 1996               8,112,635      81   (159,905)  (1,036)

Exercise of stock options                 245,966       3    (11,880)    (110)
Issuance of common stock                  224,400       2
Purchase of common stock                                      (8,900)     (38)
Officer notes receivable
Payment of officer note receivable                            (9,832)     (93)
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                           17,958      162
Distribution of CardioTech stock to
  PolyMedica shareholders
Currency translation adjustment
Net Income                               ________  ______    _______   ______

Balance at March 31, 1997               8,583,001     $86   (172,559) $(1,115)
                                        =========     ===   ========  =======

The accompanying notes are an integral part of the consolidated financial statements.

                                       28 (continued)

                           PolyMedica Industries, Inc.
                 Consolidated Statements of Shareholders' Equity (continued)
                for the years ended March 31, 1995, 1996 and 1997
                             (Dollars in Thousands)

                                        Additional                   Notes
                                         Paid-In    Accumulated    Receivable
                                         Capital      Deficit    from Officers

Balance at March 31, 1994                 48,647      (12,168)
Exercise of stock options                     20
Purchase of common stock
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan         (109)
5% stock dividend                             (3)
Officer notes receivable                                              (415)
Currency translation adjustment
Net Income                                              1,789
                                          ------       ------       ------
Balance at March 31, 1995                 48,555      (10,379)        (415)
Exercise of stock options                     63
Issuance of common stock                   6,272
Purchase of common stock
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan          (83)
Amendment to warrant issued in
  connection with Hancock Notes              110
Currency translation adjustment
Net Income                                                274
                                          ------       ------       ------
Balance at March 31, 1996                 54,917      (10,105)       (415)

Exercise of stock options                    924
Issuance of common stock                   1,115
Purchase of common stock
Officer notes receivable                                             (607)
Payment of officer note receivable                                     93
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan          (70)
Distribution of CardioTech stock to
  PolyMedica shareholders                 (3,548)
Currency translation adjustment
Net Income                                              2,322
                                          ------       ------       ------
Balance at March 31, 1997                $53,338      $(7,783)     $  (929)
                                          ======       ======       ======

The accompanying notes are an integral part of the consolidated financial statements.

                                       28 (continued)

                           PolyMedica Industries, Inc.
                 Consolidated Statements of Shareholders' Equity (continued)
                for the years ended March 31, 1995, 1996 and 1997
                             (Dollars in Thousands)

                                          Currency             Total
                                        Translation         Shareholders'
                                         Adjustment           Equity

Balance at March 31, 1994                   (340)             35,344
Exercise of stock options                                         20
Purchase of common stock                                        (244)
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                               61
5% stock dividend
Officer notes receivable                                        (415)
Currency translation adjustment              171                 171
Net Income                                                     1,789
                                          ------             -------
Balance at March 31, 1995                   (169)             36,726
Exercise of stock options                                         64
Issuance of common stock                                       6,283
Purchase of common stock                                        (270)
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                               86
Amendment to warrant issued in
  connection with Hancock Notes                                  110
Currency translation adjustment                7                   7
Net Income                                                       274
                                          ------              ------
Balance at March 31, 1996                   (162)             43,280

Exercise of stock options                                        817
Issuance of common stock                                       1,117
Purchase of common stock                                         (38)
Officer notes receivable                                        (607)
Payment of officer note receivable
Issuance of treasury stock under the
  1992 Employee Stock Purchase Plan                               92
Distribution of CardioTech stock to
  PolyMedica shareholders                                     (3,548)
Currency translation adjustment              (63)                (63)
Net Income                                                     2,322
                                                              ------
Balance at March 31, 1997                  $(225)            $43,372
                                          ======              ======

The accompanying notes are an integral part of the consolidated financial statements.

                           PolyMedica Industries, Inc.
                                 (In Thousands)

Consolidated Statements of Cash Flows

 Year Ended March 31,                                1997      1996     1995
 ----------------------------------------------------------------------------

Cash flows from continuing operating activities:
   Net income                                     $ 2,322  $   274  $ 1,789
   Loss from discontinued operations                   --    2,801      605
   Adjustments to reconcile net income
     to net cash from operating activities:
      Depreciation and amortization                 3,165    2,708    3,519
      Deferred income tax, net                     (1,138)      --       --
      Write-off of intangible assets                   --      142     (125)
      Loss (gain) on disposal of fixed assets           4       (6)      48
      Provision for bad debts                         237       37       77
      Provision for sales allowances                1,369      915      863
      Provision for obsolescence                       71      288      271
      Changes in assets and liabilities:
        Restricted cash and cash equivalents           --       --      109
        Accounts receivable                        (3,650)    (861)  (1,118)
        Inventories                                (1,051)     628   (1,695)
        Prepaid expenses and other assets            (389)     144     (297)
        Accounts payable -- trade                     589     (143)    (310)
        Accrued expenses                              459      465      267

          Total adjustments                          (334)   4,317    1,609
                                                    -----    -----    -----

          Net cash flows from continuing
               operations                           1,988    7,392    4,003

          Net cash flows used for discontinued
               operations                            (389)  (2,581)    (540)

          Net cash flows from operating
               activities                           1,599    4,811    3,463
                                                    -----    -----    -----

Cash flows from investing activities:
   Acquisition, net of cash acquired               (7,375)      --       --
   Spinoff of CardioTech                           (3,830)      --       --
   Direct-response advertising                     (1,740)      --       --
   Purchase of property, plant, and equipment        (913)  (1,782)  (2,000)
   Proceeds from sale of equipment                     --      123       --
   Proceeds from sale and maturity of marketable
         securities                                    --       --    5,056
   Purchases of marketable securities                  --       --   (2,100)
                                                   ------   ------   ------

          Net cash flows from investing
               activities                         (13,858)  (1,659)     956
                                                  -------   ------   ------

Cash flows from financing activities:
   Proceeds from issuance of common stock             905    6,432       61
   Purchase of common stock                           (38)    (270)    (244)
   Loans to officers                                 (607)      --     (415)
   Payment of short-term notes                       (312)      --     (150)
                                                    -----    -----    -----

          Net cash flows from financing activities    (52)   6,162     (748)


          Net (decrease) increase in cash and cash
               equivalents                        (12,311)   9,314    3,671


          Effect of exchange rate changes on cash      37      (18)      30

          Cash and cash equivalents at beginning
               of period                           23,302   14,006   10,305

          Cash and cash equivalents at end of
               period                             $11,028  $23,302  $14,006
                                                   ======   ======   ======

Supplemental disclosure of cash flow information:
          Cash paid during the period for interest $2,769   $2,667  $2,669
          Income taxes paid                        $   10   $    5  $   11

The accompanying notes are an integral part of the consolidated financial statements.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

A.  Nature of Business:

      PolyMedica Industries, Inc. (the "Company") was incorporated as Emerging Sciences, Inc. in Massachusetts on November 16, 1988, and commenced commercial operations in October 1989. In July 1990, the Company changed its name to PolyMedica Industries, Inc. In June 1996, the Company distributed to its shareholders all of its shares of CardioTech International, Inc. ("CardioTech") in a transaction that qualified as a tax free spinoff. The Company and its subsidiaries operate from manufacturing, distribution, and laboratory facilities located in Massachusetts, Florida, Colorado, and the United Kingdom.

      The Company generates sales from Diabetes Supplies; Consumer Healthcare, which includes OTC medical devices and urinary discomfort products; and Professional Products, which includes prescription urologicals and dressings.

B.  Summary of Significant Accounting Policies:

Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      The operations of CardioTech are accounted for as discontinued operations in 1996 and 1995, and accordingly, its operations are segregated in the accompanying consolidated statements of operations for the 1996 and 1995 periods presented. Net revenues, operating costs and expenses, and other income and expense have been reclassified for amounts associated with CardioTech's discontinued operations. See Note D.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Earnings per Common Share

      Earnings for common and common equivalent shares are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding warrants and options to purchase common stock. All per share and weighted average share amounts have been restated to reflect the October 1994 stock dividend of 5%. See Note K.

Uncertainties

      The Company is subject to risks common to companies in the healthcare industry, including but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA government regulations.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements
Cash and Cash Equivalents

      The Company considers all highly liquid short-term investments purchased with an initial maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions.

Investments

      In 1997 and 1996, the Company invested primarily in commercial paper with initial maturities of 90 days or less and classifies all investments as held-to-maturity. All investments held as of March 31, 1997 and 1996 have been classified as cash equivalents and are carried at amortized cost which approximates market value.

Inventories

      Inventories are valued at the lower of cost (first-in, first-out method) or market.

Research and Development

      Research and development costs are charged to expense as incurred.

Intangible Assets

      The Company capitalizes and includes in intangible assets the costs of acquiring patents on its products, a customer list, a covenant-not-to-compete, and goodwill, which is the cost in excess of net assets of acquired companies and product lines. All amortization is computed on the straight-line basis over the shorter of the economic life of the asset or the term of the underlying agreement. Patents, a customer list, and goodwill are amortized over seventeen, seven, and seven to thirty years, respectively. Pursuant to a revised agreement between Alcon Laboratories, Inc. ("Alcon") and the Company, the life of the covenant-not-to-compete and its amortization period were extended to ten years effective March 27, 1995. Previously, the covenant-not-to-compete was amortized over a five year period as originally defined in the non-compete agreement between Alcon and the Company.

      Management's policy is to evaluate the recoverability of its intangible assets when the facts and circumstances suggest that these assets may be impaired. The test of such recoverability is a comparison of the book value of the asset to expected cumulative (undiscounted) operating cash flows resulting from the underlying asset over its remaining life. If the book value of the intangible asset exceeds undiscounted cumulative operating cash flows, the write-down is computed as the excess of the asset over the present value of the operating cash flow discounted at the Company's weighted average cost of capital over the remaining amortization period.

Marketing and Promotional Costs

      Advertising, promotional, and other marketing costs are charged to earnings in the period in which they are incurred. Promotional and sample costs whose benefit is expected to assist future sales are expensed as the related materials are used. Direct-response advertising and related costs are capitalized and amortized on a declining basis over a seven year period, which matches the expected future stream of revenues generated from new customers as a result of this advertising. Management assesses the realizability of the amounts of direct-response advertising reported as assets at each balance sheet date by comparing the carrying amounts of such assets to the probable remaining future net revenues expected to result directly from such advertising.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

At March 31, 1997, $1.62 million of direct-response advertising was reported as assets and $120,000 was expensed.

Other Assets

      Other assets consist principally of capitalized direct-response advertising costs, patent application fees, senior debt issuance costs, and deposits for equipment yet to be placed in service. Senior debt issuance costs are being amortized over ten years.

Foreign Currency Translation

      In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of Shareholders' Equity.

Property, Plant, and Equipment

      Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from five to seven years. Amortization of leasehold improvements is computed using the straight-line method based on estimated useful lives or terms of the lease, whichever is shorter. Upon retirement or disposal of fixed assets, the costs and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in income. Expenditures for repairs and maintenance are charged to expense as incurred. Construction in progress is not depreciated until placed in service.

Income Taxes

      The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial statements and tax basis of assets and liabilities using enacted tax rates expected to be in effect when they are realized.

Revenue Recognition

      For product sales, the Company recognizes revenue upon shipment. Contracted development fees from corporate partners are recognized upon completion of service or the attainment of technical benchmarks, as appropriate. Royalty revenue from product sales is recognized based upon the terms of the royalty agreement, principally upon sale by the Company's distributors to end users.

      The Company records an allowance for future returns of certain products as an adjustment to product sales and accounts receivable--trade. As of March 31, 1997 and 1996, the allowance for sales returns was $523,000 and $365,000, respectively.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

Other

      In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The Company implemented SFAS 121 in fiscal 1997. The Company was generally in conformance with this standard prior to adoption of SFAS 121, and therefore the implementation did not have a material effect on its financial statements.

Reclassifications

      Certain amounts in the prior financial statements have been reclassified to conform with the current year presentation.

C.  Purchase of Liberty Medical Supply, Inc.:

      On August 30, 1996, the Company acquired all of the outstanding stock of Liberty Medical Supply, Inc. in a transaction accounted for under the purchase method of accounting. Accordingly, the net assets and operations of Liberty Medical have been included in the Company's financial statements since the date of acquisition. The acquisition agreement, as amended on March 26, 1997, for an aggregate purchase price of $10.26 million (including $490,000 of related expenses), which was comprised of (i) $7.35 million in cash, (ii) two-year 7% subordinated promissory notes in the aggregate amount of $1.30 million and (iii) 224,400 shares of the Company's common stock.

      The purchase price was allocated to net assets acquired based on their fair value at the date of acquisition, and the excess of the purchase price over the fair value of the assets acquired was recorded as attributable to a customer list ($1.82 million, to be amortized over seven years) and goodwill ($6.82 million, to be amortized over twenty years).

      If the acquisition had taken place at the beginning of the year ending March 31, 1997, giving effect to adjustments for amortization of intangible assets, interest income and interest expense for twelve months, the Company's pro forma (unaudited) revenues, net income and net income per share for the twelve months ended March 31, 1997 would have been $35.63 million, $2.50 million and $.29, respectively. If the acquisition had taken place at the beginning of the year ended March 31, 1996, the Company's pro forma revenues, net loss and net loss per share for the twelve months ended March 31, 1996 would have been $35.1 million, $228,000, and $.03, respectively.

D.  Discontinued Operations:

      On March 1, 1996, the Company announced its strategic decision to distribute to its shareholders all of its shares of CardioTech under a plan which was approved by the Company's board of directors. In May 1996, the Company's board of directors declared a stock dividend for the purpose of making a distribution (the "Distribution") to the Company's shareholders of all of the outstanding shares it owned in CardioTech. The Company believes that the distribution of CardioTech common stock in the Distribution qualified as a "tax-free" spinoff under Section 355 of the Internal Revenue Code of 1986, as amended. CardioTech develops, manufactures and markets its polymer technologies with particular emphasis on the development of implantable synthetic grafts for a broad variety of applications, including vascular access grafts, peripheral grafts and coronary artery bypass grafts.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

      Discontinued operations as shown on the consolidated statement of operations for fiscal 1996 reflect two components. Loss from discontinued operations, or $923,000, includes all CardioTech operating losses from April 1, 1996 through February 20, 1996, the date the Company's Board of directors voted to proceed with the spinoff. Loss on disposal of CardioTech, or $1,878,000, principally includes operating losses from February 1996 through the estimated June 1996 spinoff date and outside professional fees and other costs related to the spinoff.

      Summary operating results of the discontinued operations, excluding loss on disposal, follows for years ended March 31:
                                                1996               1995
                                                ----               ----
               (In thousands)

               Revenues                         $166               $411

               Net loss                         $983               $605

         Net assets related to the discontinued business as of March 31, 1996 and 1995 were $3.49 million and $219,000, respectively. Included in these balances were accounts receivable, laboratory equipment, and intangible assets. As of March 31, 1996, net assets included $3.83 million in cash which was transferred from the Company to CardioTech in June 1996.

         Since CardioTech's inception, all facilities and support services, including research and administrative support, have been provided by the Company. In connection with the Distribution, CardioTech has entered into the following agreements with the Company:

Distribution Agreement

         This agreement allocates the costs related to the implementation of the Distribution between the Company and CardioTech and provides that each company will share equally any liabilities under the federal and any state securities laws incurred as a result of the distribution of the Information Statement.

Lease Agreement

         This agreement provides that the Company will continue to lease certain space in its Woburn, MA and Tarvin, Cheshire, UK facilities to CardioTech for approximately $200,000 a year. The agreement has a term of two years beginning in October 1996, with a cancellation provision by CardioTech after the first year.

License Agreement

         The Company has granted to CardioTech an exclusive, perpetual, world-wide, royalty-free license for CardioTech to use all of the necessary patent and other intellectual property owned by the Company in the implantable devices and materials field (collectively, the "Licensed Technology"). The Company, at its own expense, will file patent or other applications for the protection of all new inventions formulated, made or conceived by the Company during the term of the license that related to the Licensed Technology and all such inventions will be part of the technology licensed to CardioTech. CardioTech, at its own expense, will file patent or other applications for the protection of all new inventions formulated, made, or conceived by CardioTech during the term of the license that related to the Licensed Technology and all such inventions shall be exclusively licensed to the

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

Company for use by the Company in fields other than the implantable devices and materials field.

Tax Matters Agreement

         The Tax Matters Agreement provides, among other things, that the Company will be responsible for all federal, state, local and foreign tax liabilities of CardioTech for periods ending on or prior to the Distribution Date and CardioTech will be responsible for all tax liabilities of CardioTech subsequent to that time.

E.  Inventories:
      (In thousands)

         Inventories consist of the following:

                                            March 31,           March 31,
                                              1997                1996
                                            --------            --------

Raw materials                                $2,168              $1,465

Work in process                                 845                 902

Finished goods                                2,468               1,796
                                              -----               -----

                                             $5,481              $4,163
                                             ======              ======

F.  Property, Plant, and Equipment:
      (In thousands)

         Property, plant, and equipment consist of the following:

                                            March 31,           March 31,
                                              1997                1996

Manufacturing equipment                     $  3,273            $  3,294
Laboratory equipment                             766                 947
Land                                             663                 663
Building                                       2,207               2,173
Leasehold improvements                           585                 513
Furniture, fixtures, and
   office equipment                            1,448                 838
Construction in progress                       1,818               1,408
                                               -----               -----
                                              10,760               9,836
Less accumulated depreciation
   and amortization                           (4,489)             (3,563)
                                               -----               -----
                                            $  6,271             $ 6,273
                                              ======              ======

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

        Depreciation and amortization expense from continuing operations for property, plant, and equipment for the years ended March 31, 1997, 1996, and 1995, was approximately $899,000, $800,000, and $823,000, respectively.
Depreciation and amortization expense from discontinued operations for property, plant, and equipment for the years ended March 31, 1997, 1996, and 1995 was approximately $0, $66,000, and $50,000.

        Construction   in  progress   consists   of   equipment   purchased   in
Massachusetts and Colorado, which was placed in service in April 1997.

G.  Intangible Assets:
      (In thousands)

        Intangible assets consist of the following:

                                            March 31,           March 31,
                                              1997                1996

 Goodwill                                    $43,460             $36,787
 Covenant-not-to-Compete                       6,800               6,800
 Customer list                                 1,816                  --
 Patents                                         258                 258
                                             -------             -------
                                              52,334              43,845

 Less accumulated amortization               (10,310)            ( 8,345)
                                             --------            --------

                                             $42,024             $35,500

         Amortization expense from continuing operations associated with intangible assets for the years ended March 31, 1997, 1996, and 1995, was $2,117,000, $1,811,000, and $2,670,000, respectively. Amortization expense from discontinued operations associated with intangible assets for the years ended March 31, 1997, 1996, and 1995, was $0, $6,000, and $6,000, respectively.

H.  Accrued Expenses:

         As of March 31, 1997 and 1996, accrued expenses included $460,000 and $458,000, respectively, of accrued interest. As of March 31, 1997, accrued expenses included $771,000 of accrued taxes. As of March 31, 1996, accrued expenses included $426,000 in accrued bonus and $640,000 of accrued expenses related to the spinoff of CardioTech.

I.  Senior Debt:

         In connection with the purchase of the WEBCON product line, in January 1993, the Company and its wholly-owned subsidiary, PolyMedica Pharmaceuticals (U.S.A.), Inc. ("PMP USA") sold to the John Hancock Mutual Life Insurance Company ("Hancock"), $25 million 10.65% Guaranteed Senior Secured Notes due
January 31, 2003, and a warrant for the purchase of up to 500,000 shares of common stock of the Company at $13.50 each (the "Hancock Notes"). The effective interest rate of the Hancock Notes was 10.97%. Interest is payable semi-annually. At that time, the warrant was valued at $725,000 and was recorded as a discount to the Hancock Notes, to be amortized to expense over the life of the Hancock Notes. The warrant is exercisable beginning in January 1994. The Company recorded $89,000 and $77,000 of amortization expense

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

each for the years ended March 31, 1997, and 1996, respectively. As of March 31, 1997 and March 31, 1996, there was $511,000 and $600,000, respectively, of unamortized discount, netted against senior debt.

         Commencing on April 1, 1993, the Company and PMP USA are required to maintain certain covenants, including certain financial ratios as described in the loan documents. In addition, there are certain restrictions on the payment of dividends by PMP USA to the Company. Fees incurred in connection with the Hancock Notes were $211,000, are classified as other assets, and are being amortized over the ten year life of the Hancock Notes.

         The Company and PMP USA received a waiver in June 1993 of certain financial covenants for the period June 30, 1993 to April 1, 1994. In consideration of the waiver, the exercise price of the related warrant was reduced from $13.50 to $9.00 per share. The Company received waivers from Hancock of certain fiscal 1994 and 1995 financial covenants with which it was not in compliance as of March 31, 1994 and 1995, respectively. In addition, in June 1994 and 1995, PMP USA established certain less restrictive financial covenants with Hancock effective for fiscal 1995 and 1996, respectively.

         In January 1996, the Company and Hancock signed an amendment to the Hancock Notes. Under the terms of the amendment, scheduled semi-annual repayments of principal commence at $1.00 million each in fiscal 1998, increase to $2.08 million each beginning in January 2000 and are completed with a $7.50 million payment at January 31, 2003. Pursuant to the amendment, the exercise price for the Hancock warrant, exercisable for 536,993 shares of common stock of the Company, was reduced from $8.38 to $7.00 per share and the interest rate of the Hancock Notes was increased from 10.65% to 10.9%. In addition, the Company obtained less restrictive dividend terms and revised financial covenants. This amendment resulted in a revaluation of the warrant to $623,000, which compared with a $513,000 unamortized value on January 1, 1996. The difference of $110,000 was credited to additional paid-in capital.

         The number of shares exercisable in connection with the warrant issued with the Hancock Notes increased from 500,000 to 536,993 due to the 5% common stock dividend declared by the Company in October 1994 and a public offering of the Company's common stock in November 1995.

         As a result of a private placement of the Company's Common Stock in March 1996 and the acquisition of Liberty Medical in August 1996, the exercise price of the Hancock warrant was adjusted to $5.18 per share of common stock for a total of 543,464 shares exercisable under the warrant.

         Under the terms of the Hancock Notes, Hancock has a security interest in all of the assets of PMP USA and its subsidiary PolyMedica Pharmaceuticals (Puerto Rico), Inc. ("PMP PR"), its subsidiary.

         The Hancock Notes are collateralized by all of the assets of PMP USA and PMP PR, which amounted to approximately $45.2 million as of March 31, 1997.

         Interest expense recorded for the Hancock Notes was $2,725,000 and $2,678,000 in the years ended March 31, 1997 and 1996, respectively.

J.  Commitments:

         The Company leases its facilities and certain equipment under operating leases expiring through 2001. Under the terms of the facility lease in the United Kingdom, the Company has an option to terminate its lease beginning in 1996.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

         The annual future minimum lease and rental commitments as of March 31, 1997, under all the Company's leases are:

                                                 (In thousands)

         1998                                        $ 455
         1999                                          334
         2000                                          198
                                                      ----

         Total minimum lease payments                $ 987
                                                      ====

         Rental expense from continuing operations under these leases amounted to approximately $368,000, $330,000, and $388,000 for the years ended March 31, 1997, 1996, and 1995, respectively.

         The  Company  had  purchase  commitments  for  equipment  and  building
improvements   of  $130,000   and  $52,000  as  of  March  31,  1997  and  1996,
respectively.

K.  Shareholders' Equity:

         In March 1992, the Company completed an initial public offering, selling 3 million newly issued shares of its common stock, resulting in net proceeds of $35.3 million. In November 1995, the Company completed a public offering of its common stock, selling 700,000 shares, resulting in net proceeds of $3.75 million. In March 1996, the Company sold 431,937 shares of its common stock for net proceeds of $2.55 million, pursuant to Regulation S of the Securities Act of 1933.

         Each holder of outstanding common stock has a preferred stock purchase right (a "Right") for each share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A junior participating preferred stock at a cash exercise price to be determined by the Board of directors. Initially, the Rights will be attached to all common stock certificates and will not be exercisable. The Rights will become exercisable upon the earlier of certain events, including an acquisition by a person or group of 15% or more of the outstanding common stock (an "Acquiring Person"), or the commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning 15% or more of the outstanding common stock.

         The Company will generally be entitled to redeem the Rights at $.01 per share at any time until the tenth day following public announcement that a 15% stock position has been acquired. The Rights will expire on January 23, 2002, unless earlier redeemed or exchanged.

         In June 1992, the Company's board of directors authorized the purchase of up to 250,000 shares of its common stock on the open market for future issuance to employees under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"). At the present time, the Company has ceased purchasing treasury shares for the Purchase Plan. As of March 31, 1997, cumulative repurchases of treasury stock totaled 82,426 shares for $744,000, of which 66,634 shares have been issued to employees under the Purchase Plan.

         In June 1993, the Company's board of directors authorized the purchase of up to 500,000 shares of the Company's common stock on the open market as part of its program to purchase shares for future issuance in connection with the warrant related to the Hancock Notes. As of March 31, 1997, cumulative repurchases of treasury stock totaled 78,767 for $607,000 under this program.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

         In May 1994, the Company's board of directors authorized the purchase of up to 1 million shares of the Company's common stock in the open market, such purchased shares to be held in treasury. As of March 31, 1997, cumulative repurchases of treasury stock totaled 78,000 shares for $341,000 under this program.

         In October 1994, the board of directors declared a 5% stock dividend paid on October 28, 1994, to holders of record as of October 14, 1994. Earnings per share for all prior periods presented have been restated to reflect the stock dividend.

L.  Income Taxes:
      (In thousands)

         Income (loss) before income taxes was generated as follows in the years ended March 31:

                                               1997               1996
                                              ------             ------

         United States                       $1,994              $ 820
         Foreign                                (39)              (491)
                                              -----              -----
                                             $1,955               $329
                                              =====              =====

         Tax provisions (benefits) related to discontinued operations are immaterial. The provision for income taxes for continuing operations consists of the following for the years ended March 31:

                                               1997               1996
                                              ------             ------

Federal - current                             $(275)               $55
State - current                                 (92)                --
                                               ----               ----
                                              $(367)               $55
                                              =====              =====

          A reconciliation between the Company's effective tax rate for continuing operations and the U.S. statutory rate is as follows:
                                                      1997        1996
                                                     ------      ------

U.S. statutory rate                                   34.0%       34.0%
U.S. net operating loss carryforward utilization     (60.5%)     (25.2%)
Foreign net operating loss carryforward utilization    ---        (8.0%)
State income taxes, net of
   U.S. Federal Income Tax effect                      6.5%        ---
Other                                                  1.2%        1.0%
                                                       ---         ---
Effective tax rate                                   (18.8)%       1.8%
                                                     ======      =====

         During fiscal 1997, the Company determined that it is more likely than not, that tax assets principally related to state and federal net operating losses will be realized and accordingly eliminated the related valuation allowance. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that such net deferred tax assets will be realized. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1997 and 1996:

                          PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

                                                           1997      1996

Deferred tax assets:

Federal and state net operating loss carryforwards       $ 2,304   $ 1,800
Foreign net operating loss carryforwards                     643        --
Reserves                                                   1,498     1,842
                                                          ------    ------

Total deferred tax assets                                  4,445     3,642

Valuation allowance for deferred tax assets                 (643)   (1,954)
                                                          ------    ------

Deferred tax liability:

Depreciation and amortization                              2,012     1,688

Deferred advertising                                         652        --
                                                          ------    ------

Net deferred tax asset                                   $ 1,138   $    --
                                                          ======    ======

          As of March 31, 1997, the Company had a net operating loss carryforwards for federal income tax purposes of approximately $10.1 million available to offset future taxable income, expiring at various dates beginning in the year 2003 through 2012. Deferred tax assets related to CardioTech, which were not retained by the Company after the Distribution, have been excluded from the deferred tax assets as of March 31, 1997.

M.  Major Customers:

         Customers comprising more than 10% of the Company's: (1) net product sales, or (2) royalties, exclusivity, development and license fees, for the years ended March 31 are shown below as follows:

                  Net Product Sales                        Fees
                  -----------------                        ----
              1997      1996      1995            1997     1996      1995
              ------------------------            -----------------------

Customer A     --        10%       12%             17%      58%       86%
Customer B     --        12%       12%             --       --        --
Customer C     --        11%       --              --       --        --
Customer D     --        13%       11%             --       23%       13%
Customer E     --        --        --              --       13%       --
Customer F     --        --        --              55%      --        --
Customer G     --        --        --              23%      --        --

         Amounts due from Customer A were $13,000 and $372,000 as of March 31, 1997 and 1996, respectively. The amount due from Customer B was $169,000 as of March 31, 1996. The amount due from Customer C was $344,000 as of March 31, 1996. The amount due from Customer D was $250,000 as of March 31, 1996. As of March 31, 1997, the amount due from Healthcare Finance Agency of the United States government related to Liberty Medical revenues was $1,083,000.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

N.  Stock Options:

         The Company issues stock options under two plans: the 1990 Stock Option Plan (the "1990 Plan"), and the 1992 Directors Stock Option Plan (the "Directors Plan"). In addition, in connection with the acquisition of American CDI, Inc., the Company assumed American CDI, Inc.'s 1991 Stock Option Plan (the "CDI Plan") (collectively, the "Plans").

         The 1990 Plan and the Directors Plan, provide for the grant to certain individuals of stock options to purchase up to 2,400,000 and 200,000 shares, respectively, of the Company's common stock. The CDI Plan, as assumed by the Company, provided for the grant of 61,905 shares of the Company's common stock. All amounts have been adjusted to reflect the 5% stock dividend declared and paid in October 1994.

Supplemental Disclosures for Stock-Based Compensation

         The Company applies APB Opinion No. 25 and related Interpretations in accounting for the Plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") issued in 1995, defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company elected to continue to apply the accounting provisions of APB Opinion No. 25 for stock options. The required disclosures under SFAS 12 as if the Company had applied the new method of accounting are made below.

         Option activity under the Plans is as follows:

                                     Option                     Option
                                     Shares                     Prices

Outstanding, March 31, 1994        1,026,710            $  .95    -     $13.33

                   Granted           478,275             $4.19    -     $ 4.76
                   Exercised          (7,000)                           $ 2.86
                   Cancelled         (14,090)            $5.48    -     $12.38
                                   ---------            ------          ------

Outstanding, March 31, 1995        1,483,895            $  .95    -     $13.33

                    Granted          238,425            $ 5.75    -     $ 9.19
                    Exercised        (13,406)           $ 2.86    -     $ 5.48
                    Cancelled        (34,355)           $ 5.48    -     $12.38
                                   ---------            ------          ------

Outstanding, March 31, 1996        1,674,559            $  .95    -     $13.33

                    Granted        1,983,212            $ 0.71    -     $ 6.38
                    Exercised       (245,966)           $ 2.06    -     $ 7.86
                    Cancelled     (1,435,197)           $  .95    -     $13.33
                                   ---------            ------          ------

Outstanding, March 31, 1997        1,976,608            $  .71    -     $ 6.38
                                   =========            ======================

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

           At March 31, 1997, 1,635,615 shares were exercisable and 340,993 shares will vest principally over three years under the Plans. There were 199,157, 125,375 and -0- shares remaining that are authorized for future option grants under the 1990 Plan, Directors Plan, and CDI Plan, respectively.

           In October 1996, the board of directors approved the cancellation of prior grants of 1,172,355 options whose exercise prices ranged from $.95 to $13.33 per common share. A total of 1,172,355 new options were granted whose exercise prices ranged from $.71 to $5.38 per common share. At March 31, 1996 and 1995 there were 1,419,646 and 1,144,743 shares exercisable, respectively.


                            Weighted
                               Avg.                  Number of
   Range of    Number of   Remaining     Weighted     Options    Weighted-Avg.
   Exercise     Options   Contractual Avg. Exercise Outstanding Exercise-Price
    Prices    Outstanding    Life         Price     Exercisable  Exercisable
------------------------------------------------------------------------------
$  .71 - 1.05     12,075     3.76       $   0.71        12,075     $   0.71
$ 2.10 - 3.15    123,317     4.33       $   2.16       123,317     $   2.16
$ 3.30 - 4.95  1,328,023     8.71       $   4.04     1,022,068     $   3.99
$ 5.00 - 6.38    513,193     6.09       $   5.41       478,155     $   5.38


           The fair value of each option granted during fiscal 1997 and fiscal 1996 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                           1997           1996
           Dividend yield................................. none           none
           Expected volatility............ ............... 55.0%          55.0%
           Risk-free interest rate........................ 6.05%          5.71%
           Expected life..................................    4              4



Weighted average fair value of options granted at fair value during:
          1997                                                           $2.13
          1996                                                           $3.08


Employee Stock Purchase Plan

         In January 1992, the board of directors adopted the 1992 Employee Stock Purchase Plan (the "1992 Plan"). Under the 1992 Plan, eligible employees of the Company may purchase shares of Common Stock, through payroll deductions, at the lower of 85% of fair market value of the stock at the beginning or the end of the offering period. A total of 261,972 shares have been reserved for issuance under the 1992 Plan. Shares are issued to participants twice a year after each six-month offering period, which ends April 30 and October 31. The Company issued 17,958 and 18,760 in fiscal 1997 and fiscal 1996, respectively. The weighted average fair values of shares issued under the 1992 Plan during fiscal 1997 and fiscal 1996 were $1.79 and $2.14, respectively.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

           Had compensation cost for the Company's 1997 and 1996 stock option grants been determined consistent with SFAS 123, the Company's net income and net income per share would approximate the pro forma amounts below:



                                                              Net income per
                                   Net Income               fully diluted share
As reported:
     1997                          $2,322,000                     $ .27
     1996                            $274,000                     $ .04
Pro forma:
     1997                          $1,134,000                     $ .13
     1996                            $126,000                     $ .02


           The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards made prior to 1995. Additional awards in future years are anticipated.

O.  401(k) Plan:

           The PolyMedica Industries, Inc. 401(k) Plan and Trust (the "401(k) Plan") is a voluntary savings plan for all eligible employees which is intended to qualify under Section 401(k) of the Internal Revenue Code. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, subject to statutory limitations. The Company may make matching contributions on behalf of participating employees of half of the dollar amount of each participating employee's contribution, up to a maximum of 3% of an employee's total cash compensation, subject to certain limitations.

           For the years ended March 31, 1997,  1996, and 1995, the Company paid
and  accrued   matching   contributions  of  $69,000,   $57,000,   and  $65,000,
respectively, for the 401(k) Plan participants.

P.  Related Party Transactions:

           In December 1994, certain executive officers of the Company purchased in the aggregate 100,000 shares of the Company's common stock on the open market. The purchases, valued at $415,000, were funded by a note issued by the Company to each officer. The terms of the notes provide for each executive to repay the Company with Company shares within five years from the date of the note at a market value equal to the original principal of the note. The principal balance due is shown as notes receivable from officers in Shareholders' Equity on the Consolidated Balance Sheet.

           In January 1997, certain executive officers of the Company purchased in the aggregate 100,000 shares of the Company's common stock on the open market. The purchases, valued at $607,000 were funded by a note issued by the Company to each officer.

           In June 1996, Michael Szycher resigned as Chairman and Chief Technical Officer of the Company. At that time, Dr. Szycher tendered shares to the Company whose fair market value was equal to his officer loan as payment in full.

                           PolyMedica Industries, Inc.
                   Notes to Consolidated Financial Statements

Q.  Fourth Quarter Transactions in Fiscal 1995:

           In November 1994, the Company executed an amendment to its Supply-Requirements and License Agreement with Calgon Vestal Laboratories ("Calgon"), a division of Calgon Corporation, a subsidiary of Merck & Co., Inc. ("Merck"), whereby it agreed to transfer exclusivity for the U.S. distribution of MITRAFLEX to a new owner of Calgon. As consideration for this transfer, the Company received $1 million from Calgon in connection with the sale of Calgon by Merck to Bristol-Myers Squibb.

           As a result of the Company's future in-house production capacity and its ability to find alternate, low-cost producers for certain of its pharmaceutical products, in May 1995 it notified Alcon PR to cease production of the majority of pharmaceutical products in calendar 1995, as required under the terms of the Processing Agreement with Alcon PR. The Company charged $230,000 as general and administrative expenses in fiscal 1995 for expected costs to be incurred as a result of this decision.

R.  Subsequent Event:

           In June 1997, the Company entered into a definitive Asset Purchase Agreement (the "Agreement") to sell certain assets of its US and UK wound care operations. Under the terms of the Agreement, the prospective purchaser, Innovative Technologies Group Plc, ("IT") would pay the Company $9 million in cash, an unsecured promissory note in the face amount of $4 million, and additional consideration of up to $4.5 million, depending on IT achieving future fixed milestones. The sale is subject to the approval of IT's shareholders and other customary closing conditions.

Report of Independent Accountants


To the Board of Directors and Shareholders of PolyMedica Industries, Inc.:

           We have audited the accompanying consolidated balance sheets of PolyMedica Industries, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PolyMedica Industries, Inc. as of March 31, 1997, and 1996, and consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.




Boston, Massachusetts

May 9, 1997 except as to the information presented in Note R, for which the date is June 23, 1997.

CORPORATE AND SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders will take place on Thursday, September 11, 1997, at 9:00 a.m. at the offices of Hale and Dorr, 60 State Street, Boston, MA 02109.

Corporate Headquarters
PolyMedica Industries, Inc.
11 State Street
Woburn, MA 01801
617-933-2020

Subsidiaries
PolyMedica Healthcare, Inc.
581 Conference Place
Golden, CO 80401
303-271-0300

Liberty Medical Supply, Inc.
3595 S.W. Corporate Parkway
Palm City, FL 34990
561-221-1683

PolyMedica Pharmaceuticals (U.S.A.), Inc.
11 State Street
Woburn, MA 01801
617-933-2020

Auditors
Coopers & Lybrand L.L.P.
Boston, MA

Legal Counsel
Hale and Dorr LLP
Boston, MA

Investor Inquiries

Members of the investment community who would like more information about PolyMedica Industries, Inc. may contact Eric G. Walters, Chief Financial Officer, at Corporate Headquarters, 617-933-2020, fax 617-938-6950.

Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:
           Treasurer
           PolyMedica Industries, Inc.
           11 State Street
           Woburn, MA 01801

Transfer Agent and Registrar
BankBoston
c/o Boston EquiServe
Shareholder Services Division
P.O. Box 8040
Boston, MA 02266


Stock Profile
The Common Stock of PolyMedica Industries, Inc. is traded on the American Stock Exchange under the symbol PM. At June 3, 1997, the Company's Common Stock was held by 535 holders of record. The Company believes that the actual number of beneficial owners of the Company's Common Stock is substantially greater than the stated number of holders of record because a substantial portion of the Common Stock outstanding is held in "street name".

The following table sets forth the high and low sales price per share of Common Stock on the American Stock Exchange:

Fiscal Year 1996                                      High           Low
1st Quarter                                          6 1/2          5 1/2
2nd Quarter                                         10 7/8          5 3/4
3rd Quarter                                          9 1/4          5 1/2
4th Quarter                                          9              5 1/2


Fiscal Year 1997
1st Quarter                                          9 3/4          5
2nd Quarter                                          5 7/8          4 5/8
3rd Quarter                                          5 5/8          3 3/8
4th Quarter                                          6 3/8          3 5/8

DIRECTORS AND OFFICERS
Board of Directors
Steven J. Lee
Chairman and Chief Executive Officer, PolyMedica Industries, Inc.

Richard H. Bard
Chairman and Chief Executive Officer, Bard & Company, Inc.

Daniel S. Bernstein, M.D.
Brigham Medical Associates, Lecturer at Harvard Medical School, Clinical Professor of Medicine Emeritus, Boston University School of Medicine

Marcia J. Hooper
Vice President/Partner, Advent International Corporation

Peter K. Hoffman
Senior Vice President, Business Management, The Gillette Company

Frank W. LoGerfo, M.D.
Chief, Division of Vascular Surgery, Beth Israel Deaconess Medical Center; William V. McDermott Professor of Surgery, Harvard Medical School

Thomas S. Soltys
President, Boston Special Risks Insurance Agency, Inc.

Executive Officers
Steven J. Lee
Chairman and Chief Executive Officer

Arthur A. Siciliano, Ph.D.
President; President, PolyMedica Pharmaceuticals (U.S.A.), Inc.

Eric G. Walters
Chief Financial Officer

Randy M. Sloan
Vice President of Marketing; Group Executive, PolyMedica Healthcare, Inc., PolyMedica Wound Care Company

Mark A. Libratore
Vice President; President, Liberty Medical Supply, Inc.

Robert J. Zappa
Vice President;  President, PolyMedica Healthcare, Inc.

Andrew M. Reed, Ph.D.
Vice President;  President, PolyMedica Wound Care Company

Back Cover:
PolyMedica
11 State Street
Woburn, MA 01801-2050
617-933-2020